                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13d
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 4)(1)

                        CROWN CASTLE INTERNATIONAL CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    22822710
--------------------------------------------------------------------------------
                                 (CUSIP Number)

    Carl Ferenbach                             With a copy to:
    Berkshire Partners LLC                     David C. Chapin, Esq.
    One Boston Place                           Ropes & Gray LLP
    Suite 3300                                 One International Place
    Boston, Massachusetts 02108                Boston, Massachusetts 02110
    (617) 227-0050                             (617) 951-7371
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 14, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 11 Pages)

--------------------------
(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 22822710                                            Page 2 of 11 pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Berkshire Fund V, Limited Partnership
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)[ ]
                                                        (b)[X]
--------------------------------------------------------------------------------
3.           SEC USE ONLY

--------------------------------------------------------------------------------
4.           SOURCE OF FUNDS
              Not applicable
--------------------------------------------------------------------------------
5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS   [ ]
             IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6.           CITIZENSHIP OR PLACE OF ORGANIZATION
                   Massachusetts
--------------------------------------------------------------------------------
                   7.        SOLE VOTING POWER
NUMBER OF                    834,031
 SHARES            -------------------------------------------------------------
BENEFICIALLY       8.        SHARED VOTING POWER
OWNED BY
  EACH             -------------------------------------------------------------
REPORTING          9.        SOLE DISPOSITIVE POWER
 PERSON                      834,031
  WITH             -------------------------------------------------------------
                   10.       SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             834,031
--------------------------------------------------------------------------------
12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)         [ ]
             EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0.38%
--------------------------------------------------------------------------------
14.          TYPE OF REPORTING PERSON
             PN
--------------------------------------------------------------------------------

CUSIP NO. 22822710                                            Page 3 of 11 pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Berkshire Fund VI, Limited Partnership
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)[ ]
                                                        (b)[X]
--------------------------------------------------------------------------------
3.           SEC USE ONLY

--------------------------------------------------------------------------------
4.           SOURCE OF FUNDS
              Not applicable
--------------------------------------------------------------------------------
5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS   [ ]
             IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6.           CITIZENSHIP OR PLACE OF ORGANIZATION
                   Massachusetts
--------------------------------------------------------------------------------
                   7.        SOLE VOTING POWER
NUMBER OF                    907,519
 SHARES            -------------------------------------------------------------
BENEFICIALLY       8.        SHARED VOTING POWER
OWNED BY
  EACH             -------------------------------------------------------------
REPORTING          9.        SOLE DISPOSITIVE POWER
 PERSON                      907,519
  WITH             -------------------------------------------------------------
                   10.       SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             907,519
--------------------------------------------------------------------------------
12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)         [ ]
             EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0.42%
--------------------------------------------------------------------------------
14.          TYPE OF REPORTING PERSON
             PN
--------------------------------------------------------------------------------

CUSIP NO. 22822710                                            Page 4 of 11 pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Berkshire Investors LLC
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)[ ]
                                                        (b)[X]
--------------------------------------------------------------------------------
3.           SEC USE ONLY

--------------------------------------------------------------------------------
4.           SOURCE OF FUNDS
              Not applicable
--------------------------------------------------------------------------------
5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS   [ ]
             IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6.           CITIZENSHIP OR PLACE OF ORGANIZATION
                   Massachusetts
--------------------------------------------------------------------------------
                   7.        SOLE VOTING POWER
NUMBER OF                    9,919
 SHARES            -------------------------------------------------------------
BENEFICIALLY       8.        SHARED VOTING POWER
OWNED BY
  EACH             -------------------------------------------------------------
REPORTING          9.        SOLE DISPOSITIVE POWER
 PERSON                      9,919
  WITH             -------------------------------------------------------------
                   10.       SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             9,919
--------------------------------------------------------------------------------
12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)         [ ]
             EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0.005%
--------------------------------------------------------------------------------
14.          TYPE OF REPORTING PERSON
             PN
--------------------------------------------------------------------------------

CUSIP NO. 22822710                                            Page 5 of 11 pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Berkshire Partners LLC
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)[ ]
                                                        (b)[X]
--------------------------------------------------------------------------------
3.           SEC USE ONLY

--------------------------------------------------------------------------------
4.           SOURCE OF FUNDS
              Not applicable
--------------------------------------------------------------------------------
5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS   [ ]
             IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6.           CITIZENSHIP OR PLACE OF ORGANIZATION
                   Massachusetts
--------------------------------------------------------------------------------
                   7.        SOLE VOTING POWER
NUMBER OF                    35,000
 SHARES            -------------------------------------------------------------
BENEFICIALLY       8.        SHARED VOTING POWER
OWNED BY
  EACH             -------------------------------------------------------------
REPORTING          9.        SOLE DISPOSITIVE POWER
 PERSON                      35,000
  WITH             -------------------------------------------------------------
                   10.       SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             35,000
--------------------------------------------------------------------------------
12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)         [ ]
             EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0.02%
--------------------------------------------------------------------------------
14.          TYPE OF REPORTING PERSON
             PN
--------------------------------------------------------------------------------

CUSIP NO. 22822710                                            Page 6 of 11 pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Castle Investment LLC
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)[ ]
                                                        (b)[X]
--------------------------------------------------------------------------------
3.           SEC USE ONLY

--------------------------------------------------------------------------------
4.           SOURCE OF FUNDS
              Not applicable
--------------------------------------------------------------------------------
5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS   [ ]
             IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6.           CITIZENSHIP OR PLACE OF ORGANIZATION
                   Massachusetts
--------------------------------------------------------------------------------
                   7.        SOLE VOTING POWER
NUMBER OF                    92,599
 SHARES            -------------------------------------------------------------
BENEFICIALLY       8.        SHARED VOTING POWER
OWNED BY
  EACH             -------------------------------------------------------------
REPORTING          9.        SOLE DISPOSITIVE POWER
 PERSON                      92,599
  WITH             -------------------------------------------------------------
                   10.       SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             92,599
--------------------------------------------------------------------------------
12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)         [ ]
             EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0.04%
--------------------------------------------------------------------------------
14.          TYPE OF REPORTING PERSON
             PN
--------------------------------------------------------------------------------

                                                              Page 7 of 11 pages

This statement amends the filings of (1) Berkshire Fund V, Limited Partnership, a Massachusetts limited partnership ("Fund V"), (2) Berkshire Fund VI, Limited Partnership, a Massachusetts limited partnership ("Fund VI"), (3) Berkshire Investors LLC, a Massachusetts limited liability company ("Berkshire Investors") and (4) Berkshire Partners LLC, a Massachusetts limited liability company ("Berkshire Partners"), relating to Crown Castle International Corp., a Delaware corporation, made pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, filed with the Securities and Exchange Commission on July 3, 2002, September 9, 2002, September 10, 2002 and September 13, 2002 (collectively, the "Schedule 13D")

Item 1. SECURITY ISSUER.

         The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the Common Stock, par value $0.01 per share (the "Common Stock"), of Crown Castle International Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 510 Bering Drive, Suite 500, Houston, TX 77057.

Item 2. IDENTITY AND BACKGROUND.

(a)      Name

         This Statement is being filed jointly by the following (each a "Reporting Person" and collectively, the "Reporting Persons"): (1) Fund V, (2) Fund VI, (3) Berkshire Investors, (4) Berkshire Partners and (5) Castle Investment LLC, a Massachusetts limited liability company ("Castle Investment").

         Fifth Berkshire Associates LLC, a Massachusetts limited liability company ("Fifth Berkshire") is the general partner of Fund V and Sixth Berkshire Associates LLC, a Massachusetts limited liability company ("Sixth Berkshire") is the general partner of Fund VI. The managing members of Fifth Berkshire and Sixth Berkshire are: Bradley M. Bloom, J. Christopher Clifford, Kevin T. Callaghan, Richard K. Lubin, Carl Ferenbach, Garth H. Greimann, Jane Brock-Wilson, David R. Peeler, Robert J. Small, and Ross M. Jones (the "Berkshire Principals"). The Berkshire Principals are also the managing members of Berkshire Investors and the managing directors of Berkshire Partners.

         The members of Castle Investment are Berkshire Investors and The Hack L.L.C., a Massachusetts limited liability company ("Hack LLC"). The managing member of Castle Investment is Berkshire Investors. Hack LLC is a passive investor in Castle Investment and has no voting rights related thereto or power to control the investments made by Castle Investment. The managing member of Hack LLC is Mary A. Hack, the spouse of Randy Hack. Randy Hack serves as an Advisory Director of Berkshire Partners.

         The Reporting Persons often make acquisitions in, and dispose of, securities of an issuer on the same terms and conditions and at the same time. Based on the foregoing and the relationships described herein, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"). The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

(b)      Principal Business

         The principal business of each of Fund V, Fund VI, Berkshire Investors and Castle Investments, is to make investments in, buy, sell, hold, pledge, assign and otherwise deal in securities. The principal business of Berkshire Partners is to identify, research and evaluate potential investments for its affiliated clients, including Fund V, Fund VI and Berkshire Investors. The principal business of Fifth Berkshire is to act as general partner of Fund V and certain other affiliated funds. The principal business of Sixth Berkshire is to act as general partner of Fund VI. The principal occupations of each of the Berkshire Principals is managing director of Berkshire Partners.

                                                              Page 8 of 11 pages


(c)      Principal Address

         The following address is the business address of each of the Berkshire Principals and the address of the principal executive offices and principal business of the Reporting Persons, Fifth Berkshire and Sixth Berkshire: One Boston Place, Suite 3300, Boston, Massachusetts 02108 (in the case of the Berkshire Principals, c/o Berkshire Partners).

(d and e) No Convictions or Proceedings.

         During the last five years, none of the Reporting Persons, Fifth Berkshire, Sixth Berkshire or the Berkshire Principals, nor any of their executive officers, directors, or partners, as applicable: (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Citizenship

         Each of the Reporting Persons, Fifth Berkshire and Sixth Berkshire is organized under the laws of The Commonwealth of Massachusetts. Each of the Berkshire Principals is a citizen of the United States.

Item 4. PURPOSE OF TRANSACTION.

         The principal business of the Reporting Persons includes investing in and holding securities of public companies. In certain circumstances, the Reporting Persons distribute those securities to the individuals or entities that are investors in the Reporting Persons. On August 14, 2003, the Reporting Persons distributed shares of Common Stock of the Issuer to their investors, as further described in Item 5(c). The remaining shares of Common Stock covered by this filing are being held for investment purposes, however, the Reporting Persons currently intend to engage in the orderly liquidation, over time, of their remaining investments in the Issuer subject to general market conditions and the Issuer's financial condition and performance.

         Except as described above, the Reporting Persons do not have any plans or proposals that relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries; (iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer's business or corporate structure; (vi) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (ix) any action similar to any of those enumerated above.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, the Reporting Persons collectively own an aggregate of 1,360,000 shares of the Issuer's 6.25% Convertible Preferred Stock (the "Preferred Stock"), which are convertible into 1,844,068 shares of Common Stock, or approximately 0.84% of the outstanding shares of Common Stock based on 218,534,262 shares of Common Stock outstanding as of August 1, 2003 as reported by the Issuer on its quarterly report on Form 10-Q filed with the Commission on August 12, 2003. The number of shares and percentages included in the previous sentence do not include 904,529 shares of Common Stock held on the date hereof by certain Berkshire Principals, other

                                                              Page 9 of 11 pages

current or former employees of Berkshire Partners and trusts for the benefit of such persons (collectively, the "Other Berkshire Holders") and shares of Common Stock received by certain of the Other Berkshire Holders in connection with the distributions described in Item 5(c) below. Since none of the Reporting Persons has voting or investment power with respect to the shares of Common Stock beneficially owned by the Other Berkshire Holders, the Reporting Persons disclaim beneficial ownership of such shares. In addition, the Reporting Persons hold an aggregate of 50,113 shares of the Issuer's 12.75% Senior Exchangeable Preferred Stock, which shares are not convertible into voting securities and thus are not reported on for purposes of this Amendment No. 4 to the Schedule 13D.

         By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group or the Other Berkshire Holders.

         The response to Item 5(b) is incorporated herein by reference.

         (b) Fund V holds 615,098 shares of Preferred stock, which are convertible into 834,031 shares of Common Stock. Accordingly, Fund V has sole voting power with respect to 834,031 shares of Common Stock and has sole dispositive power with respect to 834,031 shares of Common Stock. Fund V is the direct beneficial owner of the 834,031 shares of Common Stock over which it has voting and dispositive power.

         Based on the immediately preceding paragraph, as the sole general partner of Fund V, Fifth Berkshire may be deemed to beneficially own 834,031 shares of Common Stock held by Fund V. The filing of this Statement shall not be construed as an admission that Fifth Berkshire is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Fund V.

         Fund VI holds 669,295 shares of Preferred Stock, which are convertible into 907,519 shares of Common Stock. Accordingly, Fund VI has sole voting power with respect to 907,519 shares of Common Stock and has sole dispositive power with respect to 907,519 shares of Common Stock. Fund VI is the direct beneficial owner of the 907,519 shares of Common Stock over which it has voting and dispositive power.

         Based on the immediately preceding paragraph, the sole general partner of Fund VI, Sixth Berkshire may be deemed to beneficially own 907,519 shares of Common Stock held by Fund VI. The filing of this Statement shall not be construed as an admission that Sixth Berkshire is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Fund VI.

         Berkshire Investors holds 7,315 shares of Preferred Stock, which are convertible into 9,919 shares of Common Stock. Accordingly, Berkshire Investors has sole voting power with respect to 9,919 shares of Common Stock and has sole dispositive power with respect to 9,919 shares of Common Stock. Berkshire Investors is the direct beneficial owner of the 9,919 shares of Common Stock over which it has voting and dispositive power.

         Berkshire Partners has sole voting power with respect to 35,000 shares of Common Stock and has sole dispositive power with respect to 35,000 shares of Common Stock. Berkshire Partners is the direct beneficial owner of the 35,000 shares of Common Stock over which it has voting and dispositive power.

         Castle Investment holds 68,292 shares of Preferred Stock, which are convertible into 92,599 shares of Common Stock. Accordingly, Castle Investment has sole voting power with respect to 92,599 shares of Common Stock and has sole dispositive power with respect to 92,599 shares of Common Stock. Castle Investment is the direct beneficial owner of the 92,599 shares of Common Stock over which it has voting and dispositive power.

                                                             Page 10 of 11 pages

         Based on the immediately preceding paragraph, Berkshire Investors, as the managing member of Castle Investment, may be deemed to beneficially own 92,599 shares of Common Stock held by Castle Investment. The filing of this Statement shall not be construed as an admission that Berkshire Investors is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owners of such shares held by Castle Investment.

         By virtue of their positions as managing members of Fifth Berkshire, Sixth Berkshire and Berkshire Investors and managing directors of Berkshire Partners, the Berkshire Principals may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Fund V, Fund VI, Berkshire Investors, Berkshire Partners and Castle Investment. However, none of the Berkshire Principals, acting alone, has voting or investment power with respect to the shares beneficially owned by Fund V, Fund VI, Berkshire Investors, Berkshire Partners or Castle Investment, and, as a result, each Berkshire Principal disclaims beneficial ownership of such shares of Common Stock.

         (c) On August 14, 2003, (a) Fund V distributed, in kind, 7,328,618 shares of Common Stock to its limited partners and 14,687 shares of Common Stock to Fifth Berkshire, its general partner, (b) Fund VI distributed, in kind, 7,064,585 shares of Common Stock to its limited partners and 927,319 shares of Common Stock to Sixth Berkshire, its general partner, (c) Berkshire Investors distributed, in kind, 820,108 shares of Common Stock to its members (which amount includes 734,365 shares of Common Stock that Berkshire Investors received from Castle Investment, as described in clause (d) below), and (d) Castle Investment distributed, in kind, 815,321 shares of Common Stock to its members. In addition, on August 14, 2003, (i) Fifth Berkshire distributed to its members, in kind, the shares of Common Stock that it received from Fund V,
(ii) Sixth Berkshire distributed to its members, in kind, the shares of Common Stock that it received from Fund VI and (iii) Berkshire Partners, as a limited partner of Fund VI, distributed to its members, in kind, the shares of Common Stock that it received from Fund VI.

         The number of shares of Common Stock described in the immediately preceding paragraph includes shares of Common Stock received by each of Fund V, Fund VI, Berkshire Investors and Castle Investment pursuant to a Common Stock dividend declared on the Preferred Stock and paid to the record holders of the Preferred Stock as of August 1, 2003. In connection with this Preferred Stock dividend, Fund V received 50,569 shares of Common Stock, Fund VI received 55,025 shares of Common Stock, Berkshire Investors received 601 shares of Common Stock, and Castle Investment received 5,614 shares of Common Stock.

         (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the Common Stock owned by the Reporting Persons.

         (e) The Reporting Persons, as a group, ceased to beneficially own more than five percent of the Common Stock on August 14, 2003.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The response to Item 4 of this Amendment No. 4 to the Schedule 13D is incorporated herein by reference.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                                             Page 11 of 11 pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  August  14, 2003           BERKSHIRE FUND V, LIMITED PARTNERSHIP

                                   By: Fifth Berkshire Associates LLC, its
                                       General Partner

                                   By: /s/ Carl Ferenbach
                                       ___________________________

                                   Name: Carl Ferenbach
                                         _________________________

                                   Title: Managing Director
                                          __________________________

                                   BERKSHIRE FUND VI, LIMITED PARTNERSHIP

                                   By: Sixth Berkshire Associates LLC, its
                                       General Partner

                                   By: /s/ Carl Ferenbach
                                       ___________________________

                                   Name: Carl Ferenbach
                                         _________________________

                                   Title: Managing Director
                                          __________________________

                                   BERKSHIRE INVESTORS LLC

                                   By:  /s/ Carl Ferenbach
                                        ___________________________

                                   Name: Carl Ferenbach
                                         _________________________

                                   Title: Managing Director
                                          __________________________

                                   BERKSHIRE PARTNERS LLC

                                   By:  /s/ Carl Ferenbach
                                        ___________________________

                                   Name: Carl Ferenbach
                                         _________________________

                                   Title: Managing Director
                                          __________________________

                                   CASTLE INVESTMENT LLC

                                   By: Berkshire Investors LLC, its Managing
                                       Member

                                   By: /s/ Carl Ferenbach
                                       ___________________________

                                   Name: Carl Ferenbach
                                         _________________________

                                   Title: Managing Director
                                          __________________________